 Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce 2014 Q4, full-year results, and 2015 guidance on
February 10, 2015
Company provides 2015 quarterly reporting schedule

Toronto, Ontario, January 12, 2015 – Kinross Gold Corporation (TSX: K; NYSE: KGC) will release its fourth quarter and 2014 full-year financial statements and operating results on Tuesday, February 10, 2015, after market close. The 2014 Q4 and full-year release will also include the Company’s full-year guidance for 2015 and its mineral reserve and mineral resource statement as of December 31, 2014. Kinross will hold a conference call and audio webcast on Wednesday, February 11, 2015 at 8 a.m. ET to discuss the results, followed by a question-and-answer session.

Kinross’ quarterly reporting schedule for the remainder of 2015 will be as follows:

•	Q1 2015 – Tuesday, May 5, 2015; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Wednesday, May 6, 2015 at 7:45 a.m. ET.
•	Annual Meeting of Shareholders – Wednesday, May 6, 2015; the meeting will be held at 10 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada.
•	Q2 2015 – Wednesday, July 29, 2015; financial statements and operating results will be released after market close. A conference call and audio webcast will be held on Thursday, July 30, 2015 at 8 a.m. ET.
•	Q3 2015 – Tuesday, November 10, 2015; financial statements and operating results will be released after market close, followed by a conference call and audio webcast at 5:30 p.m. ET.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell
Director, Corporate Communications
phone:  647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

www.kinross.com